Exhibit 99.1

Annual Meeting 2020

TD Bank Group to hold virtual Annual Meeting of Shareholders

*Updated information regarding the annual meeting is set out below:

Annual Meeting of Common Shareholders
Thursday, April 2, 2020
9:30 a.m. (Eastern)
Webcast or call-in

TD has updated its plans for the Annual Meeting of Shareholders and will host the meeting via webcast or call-in only.

How to attend the virtual Annual Meeting

Information on how to attend the virtual Annual Meeting (link below)

•	HOW TO ATTEND THE MEETING

How to vote your shares

Information on how to vote your shares (link below)

•	HOW TO VOTE YOUR SHARES

*Please note the AST contact number to obtain a control number has been changed to 1-866-751-6315. Telephone lines close at 6:30 p.m. (EDT) and open at 8:30 a.m. (EDT). Alternatively, please email plee@astfinancial.com to obtain a control number. Deadline to obtain a control number has been extended to 9:00 a.m. on April 2, 2020.

Webcast and phone line details

Webcast: https://edge.media-server.com/mmc/p/hmxqoty3/lan/en

Participant dial-in information:

1.	Please use the information below to dial into the conference call up to 15 minutes ahead of the call start time.
2.	Enter the Event Plus Passcode and leave any information requested after the tone. You will be joined automatically to the conference.

Note: Due to regional restrictions some participants may receive operator assistance when joining this conference call and will not be automatically connected.

Participant Event Plus Dial-in: (877) 800-4515
Participant International Dial-in: (918) 559-6097
Event Plus Passcode: 6993164

The decision to no longer host the in-person component of the meeting reflects TD's efforts to contain the spread of the COVID-19 coronavirus and prioritize and support the well-being of our customers, shareholders and colleagues.

TD also encourages shareholders to vote in advance of the Annual Meeting of Shareholders. See below for details on advance voting.

HOW TO ATTEND THE MEETING

Registered Shareholders:

You are a registered shareholder if your name appears on your common share certificate or if you hold your common shares through the Direct Registration System (DRS) in the United States.

Registered shareholders and duly appointed proxyholders will be able to attend the meeting, submit a question and securely vote in real time, by following these instructions:

1.	Go to: https://www.td.com/investor-relations/ir-homepage/annual-meetings/2020/index.jsp
2.	Click on the webcast link
3.	Select "Shareholder" under the "Relationship to Bank" dropdown tab on the webcast registration page and complete the form. Once you are logged in, click the "Vote" tab located on the menu bar (top, right) and a separate browser window will open. Register to vote by entering your control number (located on your form of proxy) as a username and the following password: td2020 (case sensitive)

Beneficial Shareholders:

You are a beneficial shareholder if your common shares are held in the name of an intermediary, such as a bank, trust company, securities broker or trustee, and therefore do not have the names registered in your own name.

Beneficial shareholders that have duly appointed themselves as proxyholders and followed the instructions set out in "How to Vote Your Shares", will be able to attend the meeting, submit a question and securely vote in real time.

Beneficial shareholders that have not appointed themselves as proxyholders or not followed the instructions set out in "How to Vote Your Shares", will be able to attend the meeting and submit a question online through a live webcast, but will not be able to vote at the meeting. To access the webcast follow these instructions:

1.	Go to: https://www.td.com/investor-relations/ir-homepage/annual-meetings/2020/index.jsp
2.	Click on the webcast link
3.	For beneficial shareholders that have duly appointed themselves as proxyholders and followed the instructions set out in "How to Vote Your Shares": Select "Proxyholder" under the "Relationship to Bank" dropdown tab on the webcast registration page and complete the form. Once you are logged in, click the "Vote" tab located on the menu bar (top, right) and a separate browser window will open. Register to vote by entering your control number as obtained from AST (see instructions in "How to Vote Your Shares") as a username and the following password: td2020 (case sensitive)

4.	For beneficial shareholders that have not appointed themselves as proxyholders or not followed the instructions set out in "How to Vote Your Shares": Select "Shareholder" under "Relationship to Bank" on the webcast registration page and complete the form.

Important Notes:

Note that the Bank's Management Proxy Circular and the form of proxy or voting instruction form previously distributed to shareholders will not be updated to reflect the change in location and format of the meeting and may continue to be used to vote shares.

Shareholders are encouraged to vote in advance of the meeting.

Once you register to vote, you will be revoking any and all previously submitted proxies. However, in such a case, you will be provided the opportunity to vote on the matters put forth at the meeting. If you do not wish to revoke all previously submitted proxies, do not register to vote, in which case you can still attend the webcast and submit a question.

We encourage our shareholders and other interested parties to regularly check our website at https://www.td.com/investor-relations/ir-homepage/annual-meetings/2020/index.jsp for additional information and updates about the meeting.

HOW TO VOTE YOUR SHARES

Registered shareholder: You are a registered shareholder if your name appears on your common share certificate or if you hold your common shares through the Direct Registration System (DRS) in the United States.

Beneficial shareholder: You are a beneficial shareholder if your common shares are held in the name of an intermediary, such as a bank, trust company, securities broker or trustee, and therefore do not have the names registered in your own name.

REGISTERED SHAREHOLDER
OPTION 1 Vote by proxy before the virtual meeting
You must follow the instructions on the form of proxy that you received and return it using one of the following methods:

By Internet :

If you hold a share certificate, go to the following website : www.astvotemyproxy.com and vote using the control number located on your form of proxy

If you hold your shares via the DRS, go to the following website: www.investorvote.com/TDM and vote using the control number located on your form of proxy. Voting will be available until April 1, 2020 at 9:30 a.m. (EDT)

By Email :

If you hold a share certificate, you can vote by email by completing, signing and dating the proxy, and then scanning and emailing both sides to proxyvote@astfinancial.com

If you hold your shares via the DRS, email voting is not available.

By Fax :

If you hold a share certificate, you can vote by completing, signing and dating (on the back) the form of proxy and forwarding it by fax to 416-368-2502 or 1-866-781-3111 (toll-free in Canada and the United States).

If you hold your shares via the DRS, fax voting is not available.

By Mail :

Using the envelope provided, send the duly completed, signed and dated (on the back) proxy form by mail.

To be valid, your proxy form must be received by AST no later than 9:30 a.m. (EDT) on April 1, 2020.

BENEFICIAL SHAREHOLDER
OPTION 1 Vote before the virtual meeting using the voting instruction form
You must follow the instructions on the voting instruction form you received and return it using one of the following methods:
By Internet : Go to the following website : www.proxyvote.com and vote using the unique control number located on your voting instruction form.

By Fax :

Send the duly completed, signed and dated voting instruction form by fax to 905-507-7793 or

514-281-8911.

By Mail :

Using the envelope provided, send the duly completed, signed and dated (on the back) voting instruction form by mail.

By Phone : Call 1-800-474-7493 (for service in English) or 1-800-474-7501 (for service in French) and vote using the unique control number located on your voting instruction form.
Your intermediary must receive your instructions one business day before the proxy deposit date, which is April 1, 2020 at 9:30 a.m. (EDT). Refer to the instructions on your Voting Instruction Form.

REGISTERED SHAREHOLDER
OPTION 2 Vote online at the virtual meeting

If you wish to exercise your online voting rights during the virtual meeting, please follow the steps below.

The link will be available one hour before the start of meeting.

          Note: Make sure you have your control number found on your proxy form that you will have previously received

1.       Go to: https://www.td.com/investor-relations/ir-homepage/annual-meetings/2020/index.jsp

2.       Click on the webcast link.

3.       Select "Shareholder" under the "Relationship to Bank" tab on the webcast registration page and complete the form. Once you are logged in, click the "Vote" tab located on the menu bar (top, right) and a separate browser window will open. Register to vote by entering your control number (located on your form of proxy) as a username and the following password: td2020 (case sensitive).

BENEFICIAL SHAREHOLDER
OPTION 2 Vote online at the virtual meeting

If you wish to exercise your online voting rights during the virtual meeting, you must follow the steps below:

Step 1 :

•            insert your name as proxyholder in the space provided for this purpose on the voting instruction form that you received;

•            do not otherwise complete the section of the form on voting rights, as your vote will be taken at the Meeting; and

•            return the form following the instructions received from your financial institution and indicated therein no later than 9:30 a.m. (EDT) on March 31, 2020.

Step 2 :

•            Contact AST at 1-866-751-6315 or (212) 235-5754 by 9:00 a.m. (EDT) on April 2, 2020 to obtain a control number to attend the meeting. Telephone lines close at 6:30 p.m. (EDT) and open at 8:30 a.m. (EDT). Alternatively, please email plee@astfinancial.com to obtain a control number.

          Note: If you omit one of these two steps, you will not receive the information necessary to vote at the meeting.

Step 3 :

•            Please follow the steps below on the day of the meeting. The link will be available one hour before the start of the meeting.

          Note: Make sure you have your control number received from AST

1.       Go to: https://www.td.com/investor-relations/ir-homepage/annual-meetings/2020/index.jsp

2.       Click on the webcast link.

3.                   Select "Proxyholder" under "Relationship to Bank" tab on the webcast registration page and complete the form. Once you are logged in, click the "Vote" tab located on the menu bar (top, right) and a separate browser window will open. Register to vote by entering your control number received from AST as a username and the following password: td2020 (case sensitive).

REGISTERED SHAREHOLDER
OPTION 3 By proxyholder at the virtual meeting
If you wish to appoint a proxy to represent you and vote online at the virtual meeting, you must follow the following steps: Step 1 :
• Appoint your proxyholder by entering their name in the space provided for this purpose on the proxy form that you have received.
• Return the proxy form at the latest, March 31, 2020 at 9:30 a.m. (EDT) using one of the methods mentioned in Option 1.
Step 2 :

•            Register your proxyholder by going to www.astvotemyproxy.com at the latest, by April 1, 2020, at 9:30 a.m. (EDT).

•            Your proxyholder must contact AST at 1-866-751-6315 or (212) 235-5754 by 9:00 a.m. (EDT) on April 2, 2020 to obtain a control number to attend the meeting. Telephone lines close at 6:30 p.m. (EDT) and open at 8:30 a.m. (EDT). Alternatively, please email plee@astfinancial.com to obtain a control number.

Note: If you omit one of these two steps, your proxyholder will not receive the information necessary to vote at the meeting.
Step 3 :

•            Your proxyholder must follow the steps below on the day of the meeting. The link will be available one hour before the start of the meeting.

          Note: Your proxyholder must have the control number received from AST

1.       Go to: https://www.td.com/investor-relations/ir-homepage/annual-meetings/2020/index.jsp

2.       Click on the webcast link

3.       Select "Proxyholder" under the "Relationship to Bank" on the webcast registration page and complete the form. Once you are logged in, click the "Vote" tab located on the menu bar (top, right) and a separate browser window will open. Register to vote by entering the control number received from AST as a username and the following password: td2020 (case sensitive).

BENEFICIAL SHAREHOLDER
OPTION 3 By proxyholder (other than yourself) at the virtual meeting
If you wish to appoint a proxy to represent you and vote online at the virtual meeting, you must follow the following steps: Step 1 :
• Appoint your proxyholder by entering their name in the space provided for this purpose on the voting instruction form that you received;

•            do not otherwise complete the section of the form on voting rights, as your vote will be taken at the Meeting; and

•            return the form following the instructions from your financial institution or indicated therein no later than 9:30 a.m. (EDT) on March 31, 2020.

Step 2 :

•            Contact AST at 1-866-751-6315 or (212) 235-5754 by 9:00 a.m. (EDT) on April 2, 2020 to obtain a control number to attend the meeting. Telephone lines close at 6:30 p.m. (EDT) and open at 8:30 a.m. (EDT). Alternatively, please email plee@astfinancial.com to obtain a control number.

          Note: If you omit one of these two steps, your proxyholder will not receive the information necessary to vote at the meeting.

Step 3 :

•            Your proxyholder must follow the steps below on the day of the meeting. The link will be available one hour before the start of the meeting.

          Note: Your proxyholder must have the control number received from AST

1.       Go to: https://www.td.com/investor-relations/ir-homepage/annual-meetings/2020/index.jsp

2.       Click on the webcast link.

3.        Select "Proxyholder" under "Relationship to Bank" on the webcast registration page and complete the form. Once you are logged in, click the "Vote" tab located on the menu bar (top, right) and a separate browser window will open. Register to vote by entering the control number received from AST as a username and the following password: td2020 (case sensitive).